UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 29, 2014

KADANT INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-11406	52-1762325
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Park Drive Westford, Massachusetts	01886
(Address of Principal Executive Offices)	(Zip Code)

(978) 776-2000
Registrant's telephone number, including area code

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

o Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

o Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

o Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

o Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

KADANT INC.

Item 2.02 Results of Operations and Financial Condition.

On April 29, 2014, Kadant Inc. (the "Company") announced its financial results for the fiscal quarter ended March 29, 2014. The full text of the press release issued in connection with the announcement is furnished as Exhibit 99 to this Current Report on Form 8-K.

The information in this Form 8-K (including Exhibit 99) shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibit

The following exhibit relating to Item 2.02 shall be deemed to be furnished and not filed.

Exhibit No	Description of Exhibit
99	Press Release issued by the Company on April 29, 2014

**KADANT INC.**

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KADANT INC.

Date: April 29, 2014   By   /s/ Thomas M. O'Brien
                                                 Thomas M. O'Brien
                                                 Executive Vice President and
                                                   Chief Financial Officer

Exhibit 99

[LOGO]
NEWS
KADANT
AN ACCENT ON INNOVATION
One Technology Park Drive
Westford, MA 01886

Investor contact: Thomas M. O'Brien, 978-776-2000
Media contact: Wes Martz, 269-278-1715

Kadant Reports 2014 First Quarter Results
Bookings Increase 37% Sequentially to a Record $115 Million

WESTFORD, Mass., April 29, 2014 – Kadant Inc. (NYSE:KAI) reported its financial results for the first quarter ended March 29, 2014.

First Quarter 2014 Financial Highlights

GAAP diluted earnings per share (EPS) from continuing operations was $0.45 in the first quarter of 2014, including $0.02 of restructuring costs, compared to $0.47 in the first quarter of 2013. Guidance was $0.38 to $0.40.

Bookings were a record $115 million in the first quarter of 2014, including $16 million from acquisitions, compared to $84 million in the fourth quarter of 2013 and $90 million in the first quarter of 2013.

Parts and consumables bookings were a record $66 million in the first quarter of 2014, increasing 18% sequentially and 20% compared to the first quarter of 2013.

Revenues were $93 million in the first quarter of 2014, including $19 million from acquisitions, compared to $76 million in the first quarter of 2013. Guidance was $94 to $96 million.

Gross margins were 45.2% in the first quarter of 2014, compared to 47.3% in the first quarter of 2013. Gross margins in the first quarter of 2014 included a reduction of 180 basis points associated with the amortization of acquired profit in inventory.

Net income from continuing operations was $5 million in both the first quarter of 2014 and 2013.

Adjusted EBITDA increased 36% to a record $13 million in the first quarter of 2014 compared to $9 million in the first quarter of 2013.

Repurchases of common stock were $1.9 million in the first quarter of 2014.

Quarterly dividend increased from $0.125 to $0.15 per share in March 2014.

Note: Adjusted EBITDA is a non-GAAP measure that excludes certain items as detailed later in this press release under the heading "Use of Non-GAAP Financial Measures" and in the reconciliation tables below.

Management Commentary

"We started 2014 strong with excellent bookings, solid gross margins, and a 36 percent increase in adjusted EBITDA compared to the first quarter of 2013," said Jonathan W. Painter, president and chief executive officer of Kadant Inc. "Our diluted earnings per share from continuing operations was $0.45 in the first quarter of 2014, which included $0.02 of restructuring costs and $0.13 of expense related to acquired profit in inventory and backlog associated with businesses acquired in 2013.

"Revenues of $93 million in the first quarter of 2014 increased 23 percent compared to the first quarter of 2013, but were slightly below the lower end of our guidance. Our parts and consumables revenues were a record $61 million in the first quarter of 2014, increasing 19 percent compared to the first quarter of 2013.

"The highlight for the quarter was our record bookings of $115 million in the first quarter of 2014, including $16 million from acquisitions, which increased 37 percent sequentially and 27 percent compared to the first quarter of 2013. Excluding bookings from acquisitions, our bookings in the first quarter of 2014 increased 9 percent compared to the first quarter of 2013 as a result of favorable market conditions, particularly in North America."

First Quarter 2014

Kadant reported revenues of $93.4 million in the first quarter of 2014, an increase of $17.2 million, or 23 percent, compared with $76.2 million in the first quarter of 2013. Revenues for the first quarter of 2014 included $18.9 million from acquisitions and a $0.5 million increase from foreign currency translation compared to the first quarter of 2013. Operating income from continuing operations was $7.6 million in the first quarter of 2014, including $2.0 million of expense related to acquired inventory and backlog and $0.3 million of restructuring costs, compared to $7.4 million in the first quarter of 2013. Adjusted operating income, a non-GAAP measure, was $9.9 million in the first quarter of 2014 compared to $7.4 million in the first quarter of 2013.

Net income from continuing operations was $5.1 million in the first quarter of 2014, or $0.45 per diluted share, compared to $5.3 million, or $0.47 per diluted share, in the first quarter of 2013. Net income from continuing operations in the first quarter of 2014 included a $0.2 million, or $0.02 per diluted share, after-tax restructuring cost.

Guidance

"Our strong bookings in the first quarter of 2014 and expected bookings in the second quarter have put us in a good position for 2014. For the full year, we are increasing our revenue guidance to $410 to $420 million, up from our previous guidance of $405 to $415 million. We are maintaining our GAAP diluted EPS guidance of $2.60 to $2.70 for full year 2014, which includes $0.17 of expense related to acquired inventory and backlog. This diluted EPS guidance also includes additional expense of $0.11 for the year associated with a higher effective tax rate compared to our previous guidance. For the second quarter of 2014, we expect to achieve GAAP diluted EPS from continuing operations of $0.66 to $0.68 on revenues of $104 to $106 million."

Conference Call

Kadant will hold a webcast with a slide presentation for investors on Wednesday, April 30, 2014, at 11 a.m. eastern time to discuss its first quarter performance, as well as future expectations. To access the webcast, including the slideshow and accompanying audio, go to www.kadant.com and click on "Investors". To listen to the webcast via teleconference, call 877-703-6107 within the U.S., or +1-857-244-7306 outside the U.S. and reference participant passcode 83375884. Prior to the call, our earnings release and the slides used in the webcast presentation will be filed with the Securities and Exchange Commission and will be available at www.sec.gov. An archive of the webcast presentation will be available on our Web site until May 30, 2014.

Shortly after the webcast, Kadant will post its updated general investor presentation incorporating the first quarter results on its Web site at www.kadant.com under the "Investors" section.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we use certain non-GAAP financial measures, including increases or decreases in revenues excluding the effect of foreign currency translation, adjusted operating income, earnings before interest, taxes, depreciation, and amortization (EBITDA) and adjusted EBITDA.

We believe that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of our core business, operating results, or future outlook. We believe that the inclusion of such measures helps investors to gain an understanding of our underlying operating performance and future prospects, consistent with how management measures and forecasts our performance, especially when comparing such results to previous periods or forecasts and to the performance of our competitors. Such measures are also used by us in our financial and operating decision-making and for compensation purposes. We also believe this information is responsive to investors' requests and gives them an additional measure of our performance.

The non-GAAP financial measures included in this press release are not meant to be considered superior to or a substitute for the results of operations prepared in accordance with GAAP. In addition, the non-GAAP financial measures included in this press release have limitations associated with their use as compared to the most directly comparable GAAP measures, in that they may be different from, and therefore not comparable to, similar measures used by other companies.

We present increases or decreases in revenues excluding the effect of foreign currency translation to provide investors insight into underlying revenue trends.

Adjusted operating income and adjusted EBITDA exclude pre-tax restructuring costs of $0.3 million and pre-tax expense related to acquired inventory and backlog of $2.0 million in the first quarter of 2014. These items are excluded as they are not indicative of our core operating results and not comparable to other periods, which have differing levels of incremental costs or none at all.

Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in this press release.

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Financial Highlights (unaudited)
(In thousands, except per share amounts and percentages)

		Three Months Ended		
Consolidated Statement of Income		March 29, 2014		March 30, 2013
Revenues	$	93,367	$	76,204
Costs and Operating Expenses:				
Cost of revenues		51,187		40,178
Selling, general, and administrative expenses		32,482		26,950
Research and development expenses		1,749		1,704
Restructuring costs		328		-
		85,746		68,832
Operating Income		7,621		7,372
Interest Income		222		109
Interest Expense		(306)		(165)
Income from Continuing Operations Before Provision for Income Taxes		7,537		7,316
Provision for Income Taxes		2,352		1,967
Income from Continuing Operations		5,185		5,349
Loss from Discontinued Operation, Net of Tax		(5)		(29)
Net Income		5,180		5,320
Net Income Attributable to Noncontrolling Interest		(127)		(36)
Net Income Attributable to Kadant	$	5,053	$	5,284
Amounts Attributable to Kadant:				
Income from Continuing Operations	$	5,058	$	5,313
Loss from Discontinued Operation, Net of Tax		(5)		(29)
Net Income Attributable to Kadant	$	5,053	$	5,284
Earnings per Share from Continuing Operations Attributable to Kadant:				
Basic	$	0.45	$	0.48
Diluted	$	0.45	$	0.47
Earnings per Share Attributable to Kadant:				
Basic	$	0.45	$	0.47
Diluted	$	0.45	$	0.47
Weighted Average Shares:				
Basic		11,132		11,163
Diluted		11,314		11,267

		Three Months Ended						Increase Excluding Effect of Currency
Revenues by Product Line		March 29, 2014		March 30, 2013		Increase		Translation (a,b)
Doctoring, Cleaning, & Filtration	$	27,009	$	25,862	$	1,147	$	985
Stock-Preparation		26,174		23,002		3,172		2,786
Fluid-Handling		25,001		23,533		1,468		1,514
Papermaking Systems Segment		78,184		72,397		5,787		5,285
Other		15,183		3,807		11,376		11,376

	$ 93,367	$ 76,204	$ 17,163	$ 16,661

Sequential Revenues by Product Line	Three Months Ended March 29, 2014	Three Months Ended Dec. 28, 2013	Increase (Decrease)	Increase (Decrease) Excluding Effect of Currency Translation (a,b)
Doctoring, Cleaning, & Filtration	$ 27,009	$ 30,271	$ (3,262)	$ (3,249)
Stock-Preparation	26,174	32,382	(6,208)	(6,244)
Fluid-Handling	25,001	24,940	61	122
Papermaking Systems Segment	78,184	87,593	(9,409)	(9,371)
Other	15,183	7,222	7,961	8,531
	$ 93,367	$ 94,815	$ (1,448)	$ (840)

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Revenues by Geography (c)	Three Months Ended March 29, 2014		Three Months Ended March 30, 2013		Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (a,b)	
North America	$	53,542	$	38,878	$	14,664	$	14,841
Europe		20,489		17,573		2,916		2,218
China		6,695		11,228		(4,533)		(4,722)
South America		6,870		4,191		2,679		2,981
Other		5,771		4,334		1,437		1,343
	$	93,367	$	76,204	$	17,163	$	16,661

Sequential Revenues by Geography (c)	Three Months Ended March 29, 2014		Three Months Ended Dec. 28, 2013		Increase (Decrease)		Increase (Decrease) Excluding Effect of Currency Translation (a,b)	
North America	$	53,542	$	40,534	$	13,008	$	13,660
Europe		20,489		27,088		(6,599)		(6,792)
China		6,695		12,371		(5,676)		(5,700)
South America		6,870		9,926		(3,056)		(2,849)
Other		5,771		4,896		875		841
	$	93,367	$	94,815	$	(1,448)	$	(840)

Business Segment Information	Three Months Ended March 29, 2014		Three Months Ended March 30, 2013	
Gross Profit Margin:				
Papermaking Systems		47.5%		46.9%
Other		33.0%		54.7%
		45.2%		47.3%
Operating Income:				
Papermaking Systems	$	9,410	$	9,944
Other		(1,789)		(2,572)
	$	7,621	$	7,372
Adjusted Operating Income (b):				
Papermaking Systems	$	9,799	$	9,944
Other		161		(2,572)
	$	9,960	$	7,372
Bookings from Continuing Operations:				
Papermaking Systems	$	103,966	$	85,628
Other		10,739		4,654
	$	114,705	$	90,282
Capital Expenditures from Continuing Operations:				
Papermaking Systems	$	517	$	1,172
Other		22		6
	$	539	$	1,178

Cash Flow and Other Data from Continuing Operations	Three Months Ended			
	March 29, 2014		March 30, 2013	
Cash Provided by Operations	$	6,202	$	6,981
Depreciation and Amortization Expense		3,045		1,953

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Balance Sheet Data	March 29, 2014	Dec. 28, 2013
Assets		
Cash, Cash Equivalents, and Restricted Cash	$ 57,186	$ 50,200
Accounts Receivable, net	69,258	70,271
Inventories	61,962	62,805
Unbilled Contract Costs and Fees	1,621	3,679
Other Current Assets	19,417	19,333
Property, Plant and Equipment, net	44,266	44,885
Intangible Assets	45,692	47,850
Goodwill	134,809	131,915
Other Assets	10,687	11,230
	$ 444,898	$ 442,168
Liabilities and Stockholders' Equity		
Accounts Payable	$ 26,172	$ 28,388
Short- and Long-term Debt	42,938	38,635
Other Liabilities	103,734	104,724
Total Liabilities	172,844	171,747
Stockholders' Equity	272,054	270,421
	$ 444,898	$ 442,168

	Three Months Ended	
Adjusted Operating Income and Adjusted EBITDA Reconciliation	March 29, 2014	March 30, 2013
Consolidated		
Net Income Attributable to Kadant	$ 5,053	$ 5,284
Net Income Attributable to Noncontrolling Interest	127	36
Loss from Discontinued Operation, Net of Tax	5	29
Provision for Income Taxes	2,352	1,967
Interest Expense, net	84	56
Operating Income	7,621	7,372
Restructuring Costs	328	-
Acquired Backlog Amortization (d)	316	-
Acquired Profit in Inventory (e)	1,695	-
Adjusted Operating Income (b)	9,960	7,372
Depreciation and Amortization	2,729	1,953
Adjusted EBITDA (b)	$ 12,689	$ 9,325
Papermaking Systems		
Operating Income	$ 9,410	$ 9,944
Restructuring Costs	328	-
Acquired Profit in Inventory (e)	61	-
Adjusted Operating Income (b)	9,799	9,944
Depreciation and Amortization	1,961	1,835
Adjusted EBITDA (b)	$ 11,760	$ 11,779
Corporate and Other		
Operating Loss	$ (1,789)	$ (2,572)
Acquired Backlog Amortization (d)	316	-
Acquired Profit in Inventory (e)	1,634	-
Adjusted Operating Income (Loss) (b)	161	(2,572)
Depreciation and Amortization	768	118
Adjusted EBITDA (b)	$ 929	$ (2,454)

(a) Represents the increase (decrease) resulting from the conversion of current period amounts reported in local currencies into U.S. dollars at the exchange rate of the prior period compared to the U.S. dollar amount reported in the prior period.

(b) Represents a non-GAAP financial measure.

(c) Geographic revenues are attributed to regions based on customer location.

(d) Represents intangible amortization expense associated with backlog acquired in 2013.

(e) Represents expense associated with profit in inventory acquired in 2013.

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About Kadant

Kadant Inc. is a global supplier of high-value, critical components and engineered systems used in process industries worldwide. The Company's products, technologies, and services play an integral role in enhancing process efficiency, optimizing energy utilization, and maximizing productivity in resource-intensive industries. Kadant is based in Westford, Massachusetts, with revenues of $344 million in 2013 and 1,800 employees in 18 countries worldwide. For more information, visit www.kadant.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties, including forward-looking statements about our expected future financial and operating performance, demand for our products, and economic and industry outlook. Our actual results may differ materially from these forward-looking statements as a result of various important factors, including those set forth under the heading "Risk Factors" in Kadant's annual report on Form 10-K for the year ended December 28, 2013. These include risks and uncertainties relating to our dependence on the pulp and paper industry; significance of sales and operation of manufacturing facilities in China; oriented strand board market and levels of residential construction activity; commodity and component price increases or shortages; dependence on certain suppliers; international sales and operations; our acquisition strategy; our internal growth strategy; fluctuations in currency exchange rates; competition; soundness of suppliers and customers; our effective tax rate; future restructurings; soundness of financial institutions; our debt obligations; restrictions in our credit agreement; reliance on third-party research; protection of patents and proprietary rights; failure of our information systems or breaches of data security; fluctuations in our share price; and anti-takeover provisions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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